Exhibit 99.7

Intermap Appoints New Auditors

Shareholders to vote on the appointment of the new auditors at the upcoming annual general meeting of shareholders

DENVER, June 20, 2025 — Intermap Technologies Corporation (TSX: IMP) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that MNP LLP (“MNP”) have been appointed as auditors of the Company. The board of directors of the Company (the “Board”) approved the appointment of MNP as auditors.

KPMG LLP (“KPMG”) were the former auditors of the Company. On May 5, 2025 (the “Resignation Date”), KPMG notified the Company of their decision, at their own initiative, to decline to stand for re-appointment as the Company’s auditors in respect of the financial year ending December 31, 2025. The Company has worked diligently since the Resignation Date to select appropriate successor auditors to KPMG, which led to the appointment of MNP.

Pursuant to the Company’s Management Information Circular dated May 28, 2025 (the “Circular”), at the upcoming annual general meeting (the “Meeting”) of holders of Class A common shares of the Company (“Shareholders”) to be held on June 26, 2025, Shareholders are being asked to approve the appointment of successor auditors to KPMG (the “Replacement Auditors”) to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the remuneration of the Replacement Auditors. This announcement serves as notice to the Shareholders that the Company has appointed MNP as the Replacement Auditors. Accordingly, at the Meeting, Shareholders are being asked to approve the appointment of MNP as the Replacement Auditors, and to authorize the Board to fix their remuneration.

The Company will not issue a new form of proxy or voting instruction form to Shareholders in respect of the Meeting. Shareholders who vote by proxy in advance of the Meeting in respect of the appointment of the “Replacement Auditors” as auditors of the Company should be aware that they are voting in respect of the appointment of MNP and the authorization of the Board to fix their remuneration.

As previously disclosed, there were no modified opinions in KPMG’s report on any of the financial statements of the Company relating to the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date, nor have there been any “reportable events,” as defined in National Instrument 51-102 – Continuous Disclosure Obligations.

Intermap Reader Advisory

Certain information provided in this news release, including, but not limited to, the timing of the Meeting and expectations with respect to the successor auditors, including the approval by Shareholders of the appointment thereof, constitutes forward- looking statements. Words such as “will”, “upcoming” and other similar words and expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties, including those discussed Intermap’s Annual Information Form for the year ended December 31, 2024 and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward -looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266